July 15, 2010

DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Dana Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 6, 2010
File No. 001-12373

Dear Mr. Brown:

On behalf of Biglari Holdings Inc. (“Biglari Holdings”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 14, 2010 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by Biglari Holdings on July 6, 2010 (the “Proxy Statement”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below. References in this letter to page numbers and section headings refer to page numbers and section headings in the Proxy Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Concurrently with the filing of this letter, Biglari Holdings is filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comment contained herein and other changes and updates deemed necessary or appropriate by Biglari Holdings.  We have also provided, on a supplemental basis, a blackline of Amendment No. 1 marked against the July 6, 2010 filing to facilitate the Staff’s review.

July 15, 2010

1.
We note that Incentive Compensation Amount in Proposal One is based on aggregate book value rather than per-share book value.  Please provide prominent balancing disclosure that issuances of company shares for the acquisition of businesses or assets may increase aggregate book value, therefore resulting in incentive compensation, even if such transactions do not result in an increase in book value on a per share basis.  It does not appear that such issuances are excluded from the calculation of Book Value by the General Principles discussed in Exhibit A to the Incentive Bonus Agreement.

Response: Biglari Holdings respectfully advises the Staff that, for purposes of calculating the Incentive Compensation Amount under the Incentive Agreement, the Company’s book value is adjusted to account for share issuances, including issuances in connection with acquisitions of businesses or assets, as well as other factors unrelated to Mr. Biglari’s performance.  The definition of “Book Value” set forth in Section 2(a)(ii) of the Incentive Agreement attached as Annex A to the Proxy Statement specifically provides that “appropriate adjustments to such Book Value shall be made for any dividends, shares issuances or buybacks…”   We have revised the disclosure on page 3 of the Proxy Statement to clarify further that book value will be adjusted in the event of share issuances for acquisitions.

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Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at (212) 451-2230.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell